Exhibit 5.1

Our ref               DIC/LLO015.0032
Your ref               -

Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN	6 July 2012

Dear Sirs

We have acted as solicitors in Scotland for Lloyds Banking Group plc (the Guarantor) in connection with the issue and sale by Lloyds TSB Bank plc (the Issuer) of U.S.$469,000 3.50% Retail Notes due 6 July 2019 (the First Notes), U.S.$1,030,000 4.10% Retail Notes due 6 July 2022 (the Second Notes), U.S.$861,000 4.30% Retail Notes due 6 July 2024 (the Third Notes and together with the First Notes and the Second Notes, the Notes).

The Notes are fully and unconditionally guaranteed by the Guarantor (the Guarantees) and are issued under the shelf registration statement filed with the U.S. Securities and Exchange Commission (the SEC), including the base prospectus filed on 22 December 2010 (the Base Prospectus) and the prospectus supplement filed on 25 November 2011 (the Prospectus Supplement and together with the Base Prospectus, the Prospectus).

The Notes are issued pursuant to a Senior Debt Securities Indenture dated as of 21 January 2011 between the Issuer, the Guarantor and The Bank of New York Mellon, acting through its London branch, as trustee (the Trustee), as supplemented by the second supplemental indenture dated as of 25 November 2011 among the Issuer, the Guarantor and the Trustee (the Indenture).

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Guarantees have been duly authorized in accordance with the Indenture, and, when the Notes have been (a) executed and authenticated, and the Guarantees executed and endorsed thereon, in accordance with the provisions of the Indenture, and (b) delivered and duly paid for by the purchasers thereof, the Guarantees will constitute valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland.  We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell LLP.  The laws of the State of New York are the chosen governing law of the Guarantees, and we have assumed that the Guarantees constitute valid, binding and enforceable obligations of the Guarantor, enforceable against the Guarantor in accordance with their respective terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Guarantor on the date hereof.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Yours faithfully

/s/ Donald Cumming

Partner, for and on behalf of Dundas & Wilson CS LLP